SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               S C H E D U L E 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d -1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a).
                               (Amendment No. )(1)

                      NETWORK - 1 SECURITY SOLUTIONS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    64121N109
                                 --------------
                                 (CUSIP Number)

                                    Copy to:
Applewood Associates, L.P.
68 Wheatley Road                          Morrison Cohen Singer & Weinstein, LLP
Brookville, New York 11545                750 Lexington Avenue
Telephone (516) 626-3070                  New York, New York 10022
                                          Telephone (212) 735-8600

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 12, 1998
--------------------------------------------------------------------------------
              (Date of Event which Requires Filing this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-(g), check the following box
|_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following page(s))
--------

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   - 1 of 26-

CUSIP
No. 64121N109                        13D

================================================================================
 1 | Names of Reporting Persons
   | I.R.S. Identification Nos. of Above Persons (Entities Only)
   |                       Applewood Associates, L.P.
   |
--------------------------------------------------------------------------------
 2 | Check the Appropriate Box if a Member of a Group*                  (a)  |_|
   |                                                                    (b)  |_|
--------------------------------------------------------------------------------
 3 | SEC Use Only
   |
--------------------------------------------------------------------------------
 4 | Source of Funds*          WC, OO
   |
--------------------------------------------------------------------------------
 5 | Check Box if Disclosure of Legal Proceedings is Required
   | Pursuant to Item 2(d) or 2(e)                                           |_|
--------------------------------------------------------------------------------
 6 | Citizenship or Place of Organization                               New York
   |
--------------------------------------------------------------------------------
                    | 7  |    Sole Voting Power
                    |    |      1,194,659 shares                         25.2%
      Number of     |-----------------------------------------------------------
       Shares       | 8  |    Shared Voting Power
    Beneficially    |    |      0 shares                                    0%
      Owned By      |-----------------------------------------------------------
        Each        | 9  |    Sole Dispositive Power
      Reporting     |    |      1,194,659 shares                         25.2%
       Person       |-----------------------------------------------------------
        With        | 10 |    Shared Dispositive Power
                    |    |      0 shares                                    0%
--------------------------------------------------------------------------------
11 | Aggregate Amount Beneficially Owned By Each Reporting Person
   |                            1,194,659 shares
   |
--------------------------------------------------------------------------------
12 |  Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* |_|
   |
--------------------------------------------------------------------------------
13 |  Percent of Class Represented by Amount in Row (11)
   |                                                                     25.2%
   |
--------------------------------------------------------------------------------
14 |  Type of Reporting Person*
   |                                 PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   - 2 of 26-

CUSIP
No. 64121N109                        13D

================================================================================
 1 | Names of Reporting Persons
   | I.R.S. Identification Nos. of Above Persons (Entities Only)
   |                         Applewood Capital Corp.
   |
--------------------------------------------------------------------------------
 2 | Check the Appropriate Box if a Member of a Group*                  (a)  |_|
   |                                                                    (b)  |_|
--------------------------------------------------------------------------------
 3 | SEC Use Only
   |
--------------------------------------------------------------------------------
 4 | Source of Funds*          WC, OO
   |
--------------------------------------------------------------------------------
 5 | Check Box if Disclosure of Legal Proceedings is Required
   | Pursuant to Item 2(d) or 2(e)                                           |_|
--------------------------------------------------------------------------------
 6 | Citizenship or Place of Organization                               New York
   |
--------------------------------------------------------------------------------
                    | 7  |    Sole Voting Power
                    |    |      0 shares                                    0%
      Number of     |-----------------------------------------------------------
       Shares       | 8  |    Shared Voting Power
    Beneficially    |    |      1,194,659 shares                         25.2%
      Owned By      |-----------------------------------------------------------
        Each        | 9  |    Sole Dispositive Power
      Reporting     |    |      0 shares                                    0%
       Person       |-----------------------------------------------------------
        With        | 10 |    Shared Dispositive Power
                    |    |      1,194,659 shares                         25.2%
--------------------------------------------------------------------------------
11 | Aggregate Amount Beneficially Owned By Each Reporting Person
   |                            1,194,659 shares
   |
--------------------------------------------------------------------------------
12 |  Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* |_|
   |
--------------------------------------------------------------------------------
13 |  Percent of Class Represented by Amount in Row (11)
   |                                                                     25.2%
   |
--------------------------------------------------------------------------------
14 |  Type of Reporting Person*
   |                                 CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   - 3 of 26-

CUSIP
No. 64121N109                        13D

================================================================================
 1 | Names of Reporting Persons
   | I.R.S. Identification Nos. of Above Persons (Entities Only)
   |                              Irwin Lieber
   |
--------------------------------------------------------------------------------
 2 | Check the Appropriate Box if a Member of a Group*                  (a)  |_|
   |                                                                    (b)  |_|
--------------------------------------------------------------------------------
 3 | SEC Use Only
   |
--------------------------------------------------------------------------------
 4 | Source of Funds*          PF, OO
   |
--------------------------------------------------------------------------------
 5 | Check Box if Disclosure of Legal Proceedings is Required
   | Pursuant to Item 2(d) or 2(e)                                           |_|
--------------------------------------------------------------------------------
 6 | Citizenship or Place of Organization                          United States
   |
--------------------------------------------------------------------------------
                    | 7  |    Sole Voting Power
                    |    |      77,944 shares                             1.8%
      Number of     |-----------------------------------------------------------
       Shares       | 8  |    Shared Voting Power
    Beneficially    |    |      1,194,659 shares                         25.2%
      Owned By      |-----------------------------------------------------------
        Each        | 9  |    Sole Dispositive Power
      Reporting     |    |      77,944 shares                             1.8%
       Person       |-----------------------------------------------------------
        With        | 10 |    Shared Dispositive Power
                    |    |      1,194,659 shares                         25.2%
--------------------------------------------------------------------------------
11 | Aggregate Amount Beneficially Owned By Each Reporting Person
   |                            1,272,603 shares
   |
--------------------------------------------------------------------------------
12 |  Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* |_|
   |
--------------------------------------------------------------------------------
13 |  Percent of Class Represented by Amount in Row (11)
   |                                                                     26.5%
   |
--------------------------------------------------------------------------------
14 |  Type of Reporting Person*
   |                                 IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   - 4 of 26-

CUSIP
No. 64121N109                        13D

================================================================================
 1 | Names of Reporting Persons
   | I.R.S. Identification Nos. of Above Persons (Entities Only)
   |                            Barry Rubenstein
   |
--------------------------------------------------------------------------------
 2 | Check the Appropriate Box if a Member of a Group*                  (a)  |_|
   |                                                                    (b)  |_|
--------------------------------------------------------------------------------
 3 | SEC Use Only
   |
--------------------------------------------------------------------------------
 4 | Source of Funds*          PF, OO
   |
--------------------------------------------------------------------------------
 5 | Check Box if Disclosure of Legal Proceedings is Required
   | Pursuant to Item 2(d) or 2(e)                                           |_|
--------------------------------------------------------------------------------
 6 | Citizenship or Place of Organization                          United States
   |
--------------------------------------------------------------------------------
                    | 7  |    Sole Voting Power
                    |    |      85,704 shares                             1.9%
      Number of     |-----------------------------------------------------------
       Shares       | 8  |    Shared Voting Power
    Beneficially    |    |      1,259,067 shares                         26.5%
      Owned By      |-----------------------------------------------------------
        Each        | 9  |    Sole Dispositive Power
      Reporting     |    |      85,704 shares                             1.9%
       Person       |-----------------------------------------------------------
        With        | 10 |    Shared Dispositive Power
                    |    |      1,259,067 shares                         26.5%
--------------------------------------------------------------------------------
11 | Aggregate Amount Beneficially Owned By Each Reporting Person
   |                            1,344,771 shares
   |
--------------------------------------------------------------------------------
12 |  Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* |_|
   |
--------------------------------------------------------------------------------
13 |  Percent of Class Represented by Amount in Row (11)
   |                                                                     28.0%
   |
--------------------------------------------------------------------------------
14 |  Type of Reporting Person*
   |                                 IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   - 5 of 26-

CUSIP
No. 64121N109                        13D

================================================================================
 1 | Names of Reporting Persons
   | I.R.S. Identification Nos. of Above Persons (Entities Only)
   |                             Barry Fingerhut
   |
--------------------------------------------------------------------------------
 2 | Check the Appropriate Box if a Member of a Group*                  (a)  |_|
   |                                                                    (b)  |_|
--------------------------------------------------------------------------------
 3 | SEC Use Only
   |
--------------------------------------------------------------------------------
 4 | Source of Funds*          PF, OO
   |
--------------------------------------------------------------------------------
 5 | Check Box if Disclosure of Legal Proceedings is Required
   | Pursuant to Item 2(d) or 2(e)                                           |_|
--------------------------------------------------------------------------------
 6 | Citizenship or Place of Organization                          United States
   |
--------------------------------------------------------------------------------
                    | 7  |    Sole Voting Power
                    |    |      31,040 shares                             0.7%
      Number of     |-----------------------------------------------------------
       Shares       | 8  |    Shared Voting Power
    Beneficially    |    |      1,194,659 shares                         25.2%
      Owned By      |-----------------------------------------------------------
        Each        | 9  |    Sole Dispositive Power
      Reporting     |    |      31,040 shares                             0.7%
       Person       |-----------------------------------------------------------
        With        | 10 |    Shared Dispositive Power
                    |    |      1,194,659 shares                         25.2%
--------------------------------------------------------------------------------
11 | Aggregate Amount Beneficially Owned By Each Reporting Person
   |                            1,225,699 shares
   |
--------------------------------------------------------------------------------
12 |  Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* |_|
   |
--------------------------------------------------------------------------------
13 |  Percent of Class Represented by Amount in Row (11)
   |                                                                     25.8%
   |
--------------------------------------------------------------------------------
14 |  Type of Reporting Person*
   |                                 IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   - 6 of 26-

CUSIP
No. 64121N109                        13D

================================================================================
 1 | Names of Reporting Persons
   | I.R.S. Identification Nos. of Above Persons (Entities Only)
   |                               Seth Lieber
   |
--------------------------------------------------------------------------------
 2 | Check the Appropriate Box if a Member of a Group*                  (a)  |_|
   |                                                                    (b)  |_|
--------------------------------------------------------------------------------
 3 | SEC Use Only
   |
--------------------------------------------------------------------------------
 4 | Source of Funds*          PF, OO
   |
--------------------------------------------------------------------------------
 5 | Check Box if Disclosure of Legal Proceedings is Required
   | Pursuant to Item 2(d) or 2(e)                                           |_|
--------------------------------------------------------------------------------
 6 | Citizenship or Place of Organization                          United States
   |
--------------------------------------------------------------------------------
                    | 7  |    Sole Voting Power
                    |    |      4,656 shares                              0.1%
      Number of     |-----------------------------------------------------------
       Shares       | 8  |    Shared Voting Power
    Beneficially    |    |      1,194,659 shares                         25.2%
      Owned By      |-----------------------------------------------------------
        Each        | 9  |    Sole Dispositive Power
      Reporting     |    |      4,656 shares                              0.1%
       Person       |-----------------------------------------------------------
        With        | 10 |    Shared Dispositive Power
                    |    |      1,194,659 shares                         25.2%
--------------------------------------------------------------------------------
11 | Aggregate Amount Beneficially Owned By Each Reporting Person
   |                            1,199,315 shares
   |
--------------------------------------------------------------------------------
12 |  Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* |_|
   |
--------------------------------------------------------------------------------
13 |  Percent of Class Represented by Amount in Row (11)
   |                                                                     25.3%
   |
--------------------------------------------------------------------------------
14 |  Type of Reporting Person*
   |                                 IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   - 7 of 26-

CUSIP
No. 64121N109                        13D

================================================================================
 1 | Names of Reporting Persons
   | I.R.S. Identification Nos. of Above Persons (Entities Only)
   |                             Jonathan Lieber
   |
--------------------------------------------------------------------------------
 2 | Check the Appropriate Box if a Member of a Group*                  (a)  |_|
   |                                                                    (b)  |_|
--------------------------------------------------------------------------------
 3 | SEC Use Only
   |
--------------------------------------------------------------------------------
 4 | Source of Funds*          PF, OO
   |
--------------------------------------------------------------------------------
 5 | Check Box if Disclosure of Legal Proceedings is Required
   | Pursuant to Item 2(d) or 2(e)                                           |_|
--------------------------------------------------------------------------------
 6 | Citizenship or Place of Organization                          United States
   |
--------------------------------------------------------------------------------
                    | 7  |    Sole Voting Power
                    |    |      3,104 shares                              0.1%
      Number of     |-----------------------------------------------------------
       Shares       | 8  |    Shared Voting Power
    Beneficially    |    |      1,194,659 shares                         25.2%
      Owned By      |-----------------------------------------------------------
        Each        | 9  |    Sole Dispositive Power
      Reporting     |    |      3,104 shares                              0.1%
       Person       |-----------------------------------------------------------
        With        | 10 |    Shared Dispositive Power
                    |    |      1,194,659 shares                         25.2%
--------------------------------------------------------------------------------
11 | Aggregate Amount Beneficially Owned By Each Reporting Person
   |                            1,197,763 shares
   |
--------------------------------------------------------------------------------
12 |  Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* |_|
   |
--------------------------------------------------------------------------------
13 |  Percent of Class Represented by Amount in Row (11)
   |                                                                     25.2%
   |
--------------------------------------------------------------------------------
14 |  Type of Reporting Person*
   |                                 IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   - 8 of 26-

CUSIP
No. 64121N109                        13D

================================================================================
 1 | Names of Reporting Persons
   | I.R.S. Identification Nos. of Above Persons (Entities Only)
   |                          Woodland Venture Fund
   |
--------------------------------------------------------------------------------
 2 | Check the Appropriate Box if a Member of a Group*                  (a)  |_|
   |                                                                    (b)  |_|
--------------------------------------------------------------------------------
 3 | SEC Use Only
   |
--------------------------------------------------------------------------------
 4 | Source of Funds*          WC, OO
   |
--------------------------------------------------------------------------------
 5 | Check Box if Disclosure of Legal Proceedings is Required
   | Pursuant to Item 2(d) or 2(e)                                           |_|
--------------------------------------------------------------------------------
 6 | Citizenship or Place of Organization                               New York
   |
--------------------------------------------------------------------------------
                    | 7  |    Sole Voting Power
                    |    |      41,128 shares                             0.9%
      Number of     |-----------------------------------------------------------
       Shares       | 8  |    Shared Voting Power
    Beneficially    |    |      23,280 shares                             0.5%
      Owned By      |-----------------------------------------------------------
        Each        | 9  |    Sole Dispositive Power
      Reporting     |    |      41,128 shares                             0.9%
       Person       |-----------------------------------------------------------
        With        | 10 |    Shared Dispositive Power
                    |    |      23,280 shares                             0.5%
--------------------------------------------------------------------------------
11 | Aggregate Amount Beneficially Owned By Each Reporting Person
   |                              64,408 shares
   |
--------------------------------------------------------------------------------
12 |  Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* |_|
   |
--------------------------------------------------------------------------------
13 |  Percent of Class Represented by Amount in Row (11)
   |                                                                      1.5%
   |
--------------------------------------------------------------------------------
14 |  Type of Reporting Person*
   |                                 PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   - 9 of 26-

CUSIP
No. 64121N109                        13D

================================================================================
 1 | Names of Reporting Persons
   | I.R.S. Identification Nos. of Above Persons (Entities Only)
   |                             Seneca Ventures
   |
--------------------------------------------------------------------------------
 2 | Check the Appropriate Box if a Member of a Group*                  (a)  |_|
   |                                                                    (b)  |_|
--------------------------------------------------------------------------------
 3 | SEC Use Only
   |
--------------------------------------------------------------------------------
 4 | Source of Funds*          WC, OO
   |
--------------------------------------------------------------------------------
 5 | Check Box if Disclosure of Legal Proceedings is Required
   | Pursuant to Item 2(d) or 2(e)                                           |_|
--------------------------------------------------------------------------------
 6 | Citizenship or Place of Organization                               New York
   |
--------------------------------------------------------------------------------
                    | 7  |    Sole Voting Power
                    |    |      23,280 shares                             0.5%
      Number of     |-----------------------------------------------------------
       Shares       | 8  |    Shared Voting Power
    Beneficially    |    |      41,128 shares                             0.9%
      Owned By      |-----------------------------------------------------------
        Each        | 9  |    Sole Dispositive Power
      Reporting     |    |      23,280 shares                             0.5%
       Person       |-----------------------------------------------------------
        With        | 10 |    Shared Dispositive Power
                    |    |      41,128 shares                             0.9%
--------------------------------------------------------------------------------
11 | Aggregate Amount Beneficially Owned By Each Reporting Person
   |                              64,408 shares
   |
--------------------------------------------------------------------------------
12 |  Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* |_|
   |
--------------------------------------------------------------------------------
13 |  Percent of Class Represented by Amount in Row (11)
   |                                                                      1.5%
   |
--------------------------------------------------------------------------------
14 |  Type of Reporting Person*
   |                                 PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   - 10 of 26-

CUSIP
No. 64121N109                        13D

================================================================================
 1 | Names of Reporting Persons
   | I.R.S. Identification Nos. of Above Persons (Entities Only)
   |                           Marilyn Rubenstein
   |
--------------------------------------------------------------------------------
 2 | Check the Appropriate Box if a Member of a Group*                  (a)  |_|
   |                                                                    (b)  |_|
--------------------------------------------------------------------------------
 3 | SEC Use Only
   |
--------------------------------------------------------------------------------
 4 | Source of Funds*          OO
   |
--------------------------------------------------------------------------------
 5 | Check Box if Disclosure of Legal Proceedings is Required
   | Pursuant to Item 2(d) or 2(e)                                           |_|
--------------------------------------------------------------------------------
 6 | Citizenship or Place of Organization                          United States
   |
--------------------------------------------------------------------------------
                    | 7  |    Sole Voting Power
                    |    |      0 shares                                    0%
      Number of     |-----------------------------------------------------------
       Shares       | 8  |    Shared Voting Power
    Beneficially    |    |      64,408 shares                             1.5%
      Owned By      |-----------------------------------------------------------
        Each        | 9  |    Sole Dispositive Power
      Reporting     |    |      0 shares                                    0%
       Person       |-----------------------------------------------------------
        With        | 10 |    Shared Dispositive Power
                    |    |      64,408 shares                             1.5%
--------------------------------------------------------------------------------
11 | Aggregate Amount Beneficially Owned By Each Reporting Person
   |                              64,408 shares
   |
--------------------------------------------------------------------------------
12 |  Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* |_|
   |
--------------------------------------------------------------------------------
13 |  Percent of Class Represented by Amount in Row (11)
   |                                                                      1.5%
   |
--------------------------------------------------------------------------------
14 |  Type of Reporting Person*
   |                                 IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   - 11 of 26-

CUSIP
No. 64121N109                        13D

================================================================================
 1 | Names of Reporting Persons
   | I.R.S. Identification Nos. of Above Persons (Entities Only)
   |                         Woodland Services Corp.
   |
--------------------------------------------------------------------------------
 2 | Check the Appropriate Box if a Member of a Group*                  (a)  |_|
   |                                                                    (b)  |_|
--------------------------------------------------------------------------------
 3 | SEC Use Only
   |
--------------------------------------------------------------------------------
 4 | Source of Funds*          OO
   |
--------------------------------------------------------------------------------
 5 | Check Box if Disclosure of Legal Proceedings is Required
   | Pursuant to Item 2(d) or 2(e)                                           |_|
--------------------------------------------------------------------------------
 6 | Citizenship or Place of Organization                               New York
   |
--------------------------------------------------------------------------------
                    | 7  |    Sole Voting Power
                    |    |      0 shares                                    0%
      Number of     |-----------------------------------------------------------
       Shares       | 8  |    Shared Voting Power
    Beneficially    |    |      64,408 shares                             1.5%
      Owned By      |-----------------------------------------------------------
        Each        | 9  |    Sole Dispositive Power
      Reporting     |    |      0 shares                                    0%
       Person       |-----------------------------------------------------------
        With        | 10 |    Shared Dispositive Power
                    |    |      64,408 shares                             1.5%
--------------------------------------------------------------------------------
11 | Aggregate Amount Beneficially Owned By Each Reporting Person
   |                              64,408 shares
   |
--------------------------------------------------------------------------------
12 |  Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* |_|
   |
--------------------------------------------------------------------------------
13 |  Percent of Class Represented by Amount in Row (11)
   |                                                                      1.5%
   |
--------------------------------------------------------------------------------
14 |  Type of Reporting Person*
   |                                 CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   - 12 of 26-

      This statement, dated November 12, 1998, relates to the reporting persons' ownership of the common stock of Network - 1 Security Solutions, Inc. (the "Issuer").

ITEM 1.     SECURITY AND ISSUER

            (a) Common Stock, $0.01 par value per share ("Common Stock"), (CUSIP No. 64121N109).

            (b) Series C Convertible Preferred Stock, $.01 par value, per share (the "Series C Preferred Stock"), may be converted at any time into an equal number of Common Stock, at the option of the holder, subject to adjustment in the event of a merger, consolidation, reclassification, or stock split, subdivision or combination of the Issuer's securities. The Series C Preferred Stock vote on all matters with the Common Stock, with each share of Series C Preferred Stock entitled to the number of votes equal to the number of shares of Common Stock into which it may be converted. The holders of Series C Preferred Stock are entitled to a liquidation preference of $5.25 per share plus any declared, but unpaid dividends, and may elect by a majority of the holders of the Series C Preferred Stock to receive such amount upon the sale of all or substantially all of the Issuer's assets or in the event of a merger into another entity.

            (c) Option, exercisable as of March 14, 1996, expiring March 14, 2006, entitling the holder thereof to purchase up to an aggregate of 31,040 shares of Common Stock, at $6.44 per share, (the "Advisory Option").

            (d) Option, exercisable as of March 14, 1996, expiring March 14, 2006, entitling the holder thereof to purchase up to an aggregate of 18,624 shares of Common Stock, at $9.66 per share (the "1996 Advisory Option").

            (e) Option, to purchase 20,000 shares of Common Stock, expiring October 22, 2008, entitling the holder thereof to purchase Common Stock at $6.00 per share, exercisable commencing on October 28, 1998. Options to purchase one-quarter of the total number of shares vests on each of October 28, 1998, January 28, 1999, April 28, 1999 and July 28, 1999 (the "1998
                  Directors Option").

            (f)   Network - 1  Security Solutions, Inc.
                  70 Walnut Street
                  Wellesley Hills, MA 02481
                  (781) 239-8280

      This statement relates to the shares of Common Stock of the Issuer. The information contained herein gives effect to a one-for-1.61083 reverse stock split of the Common Stock effected on July 20, 1998.

                                   - 13 of 26-

ITEM 2.     IDENTITY AND BACKGROUND

       1.   (a)   Applewood Associates, L.P., a limited partnership organized under the laws of the State of New York ("Applewood").
            (b)   Address:     c/o Applewood Capital Corp.
                               68 Wheatley Road
                               Brookville, New York 11545
            (c)   Principal Business: Investments.
            (d)   No.
            (e)   No.

       2.   (a)   Applewood Capital Corp., a corporation organized under
                  the laws of the State of New York ("Applewood Capital").
            (b)   Address:     c/o Barry Rubenstein
                               68 Wheatley Road
                               Brookville, New York 11545
            (c)   Principal Business: Investments.
            (d)   No.
            (e)   No.

            Applewood Capital is a general partner of Applewood.

       3.   (a)   Barry Rubenstein, a general partner of Applewood, an officer and director of Applewood Capital, a general partner of
                  Woodland Venture Fund and Seneca Ventures, and a director of the Issuer.
            (b)   Address:     68 Wheatley Road
                               Brookville, New York 11545
            (c)   Principal Business: Investments.
            (d)   No.
            (e)   No.
            (f)   Citizenship: United States

            Barry Rubenstein is the husband of Marilyn Rubenstein.

       4.   (a)   Irwin Lieber, a general partner of Applewood and an officer and director of Applewood Corp. and a director of the Issuer.
            (b)   Address:     767 Fifth Avenue
                               New York, New York 10153
            (c)   Principal Business: Investments.
            (d)   No.
            (e)   No.
            (f)   Citizenship: United States

                                   - 14 of 26-

            Irwin Lieber is the father of Seth Lieber and Jonathan Lieber.

       5.   (a)   Barry Fingerhut, a general partner of Applewood and an officer and director of Applewood Capital.
            (b)   Address:     767 Fifth Avenue
                               New York, New York 10153
            (c)   Principal Occupation: Investments.
            (d)   No.
            (e)   No.
            (f)   Citizenship: United States.

       6.   (a)   Seth Lieber, a general partner of Applewood and an officer of
                  Applewood Capital.
            (b)   Address:     767 Fifth Avenue
                               New York, New York 10153
            (c)   Principal Occupation: Investments.
            (d)   No.
            (e)   No.
            (f)   Citizenship: United States.

       7.   (a)   Jonathan Lieber, a general partner of Applewood and an officer of Applewood Capital.
            (b)   Address:     767 Fifth Avenue
                               New York, New York 10153
            (c)   Principal Occupation: Investments.
            (d)   No.
            (e)   No.
            (f)   Citizenship: United States.

       8.   (a)   Woodland Venture Fund, a New York limited partnership (the
                  "Fund").
            (b)   Address:     68 Wheatley Road
                               Brookville, New York 11545
            (c)   Principal Occupation: Investments.
            (d)   No.
            (e)   No.

       9.   (a)   Seneca Ventures, a New York limited partnership ("Seneca").
            (b)   Address:     68 Wheatley Road
                               Brookville, New York 11545
            (c)   Principal Occupation: Investments.
            (d)   No.
            (e)   No.

                                   - 15 of 26-

       10.  (a)   Marilyn Rubenstein, an officer of Services.
            (b)   Address:     68 Wheatley Road
                               Brookville, New York 11545
            (c)   Principal Occupation: Investments.
            (d)   No.
            (e)   No.
            (f)   Citizenship: United States.

       11.  (a)   Woodland Services Corp.,a New York corporation and a general partner of the Fund and Seneca ("Services").
            (b)   Address:     68 Wheatley Road
                               Brookville, New York 11545
            (c)   Principal Occupation: Investments.
            (d)   No.
            (e)   No.

ITEM 3.       Source and Amount of Funds or Other Consideration.

              From February 24, 1999 through May 14, 1998, Applewood purchased $1,900,000 principal amount notes and warrants to purchase 339,111 shares of Common Stock from the Issuer (the "Private Financing").

              As part of the Private Financing, in consideration of Applewood's investment of $1,000,000 in May 1998, the Issuer, CMH Capital Management Corp. ("CMH") and Applewood entered into an advisory agreement, which amended an earlier advisory agreement between CMH and the Issuer. Pursuant to the new advisory agreement, the Issuer agreed to increase the cash fee payable to CMH, if the Issuer completes a merger or sale of all or substantially all of its assets at any time up to January 15, 2001, from 2% to 3% of the value of the consideration received by the Issuer. CMH agreed to share such consideration with Applewood and in addition agreed to the Lock-Up Agreement described below.

              On July 8, 1998, the Issuer entered into an exchange agreement with Applewood and other holders of outstanding warrants and options. Applewood exchanged warrants to purchase 339,111 shares of Common Stock at exercise prices ranging from $4.83 to $6.44 per share for 261,565 shares of Common Stock.

              The individual reporting persons obtained funds for the purchase of the securities from personal funds and other funds.

              Applewood obtained funds for the purchase of the securities from working capital and other funds.

              The amount of funds used in acquiring the securities are set forth below:

                                   - 16 of 26-

                                                          Total
                                                      Consideration
                                                    -----------------
Applewood Associates, L.P.                             $5,511,556
Barry Rubenstein                                          200,000
Irwin Lieber                                              150,000
Barry Fingerhut                                           200,000
Seth Lieber                                                30,000
Jonathan Lieber                                            20,000
Woodland Venture Fund                                     265,000
Seneca Ventures                                           150,000

ITEM 4.       Purpose of Transaction.

              Other than each of Barry Rubenstein and Irwin Lieber's capacity as directors of the Issuer, no reporting person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs
(a) - (j) of Item 4 of Schedule 13D except as set forth herein.

ITEM 5.       Interests in Securities of the Issuer.

              (a) The following list sets forth the aggregate number and percentage (based on 4,362,631 shares of Common Stock outstanding as reported in the Issuer's prospectus dated November 12, 1998) of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2, as of November 12, 1998:

                                   - 17 of 26-

                                                  Shares of Common                  Percentage of Shares
                                                 Stock Beneficially                   of Common Stock
                    Name                               Owned(2)                     Beneficially Owned(2)
                    ----                               --------                     ---------------------
Applewood Associates, L.P.                             1,194,659(3)                         25.2%
Applewood Capital Corp.                                1,194,659(3,4)                       25.2%
Barry Rubenstein                                       1,344,771(3,4,5,6,7)                 28.0%
Irwin Lieber                                           1,272,603(3,4,8)                     26.5%
Barry Fingerhut                                        1,225,699(3,4,9)                     25.8%
Seth Lieber                                            1,199,315(3,4,10)                    25.3%
Jonathan Lieber                                        1,197,763(3,4,11)                    25.2%
Woodland Venture Fund                                     64,408(4,6,7)                      1.5%
Seneca Ventures                                           64,408(4,6,7)                      1.5%
Marilyn Rubenstein                                        64,408(4,6,7)                      1.5%
Woodland Services Corp.                                   64,408(4,6,7)                      1.5%

--------

      (2) Includes shares of Common Stock issuable upon the exercise of the Advisory Option, the 1996 Advisory Option and the 1998 Directors Option.

      (3) Includes 811,963 shares of Common Stock and 382,696 shares of Series C Preferred Stock.

      (4) The reporting person disclaims beneficial ownership of these securities, except to the extent of his/her/its equity interest therein.

      (5) Includes 31,040 shares of Common Stock owned individually by Barry Rubenstein, 31,040 shares of Common Stock issuable upon the exercise of the Advisory Option, 18,624 shares of Common Stock issuable upon the exercise of the 1996 Advisory Option and 5,000 shares of Common Stock issuable upon the exercise of the 1998 Directors Option.

      (6)   Includes 41,128 shares of Common Stock owned by the Fund.

      (7)   Includes 23,280 shares of Common Stock owned by Seneca.

      (8) Includes 23,280 shares of Common Stock owned individually by Irwin Lieber, 31,040 shares of Common Stock issuable upon the exercise of the Advisory Option, 18,624 shares of Common Stock issuable upon the exercise of the 1996 Advisory Option and 5,000 shares of Common Stock issuable upon the exercise of the 1998 Directors Option.

      (9) Includes 31,040 shares of Common Stock owned individually by Barry Fingerhut.

      (10) Includes 4,656 shares of Common Stock owned individually by Seth Lieber.

      (11) Includes 3,104 shares of Common Stock owned individually by Jonathan Lieber.

                                   - 18 of 26-

              (b) Applewood has sole power to vote and to dispose of 1,194,659 shares of Common Stock (including 382,696 shares issuable upon the conversion of the Series C Preferred Stock), representing approximately 25.2% of the outstanding Common Stock.

              Applewood Capital, by virtue of being a general partner of Applewood, may be deemed to have shared power to vote and to dispose of 1,194,659 shares of Common Stock (including 382,696 shares issuable upon the conversion of the Series C Preferred Stock), representing approximately 25.2% of the outstanding Common Stock.

              Barry Rubenstein, by virtue of being a general partner of Applewood, the Fund and Seneca, may be deemed to have shared power to vote and to dispose of 1,259,067 shares of Common Stock (including 382,696 shares issuable upon the conversion of the Series C Preferred Stock), representing approximately 26.5% of the outstanding Common Stock. Barry Rubenstein has sole power to vote and to dispose of 85,704 shares of Common Stock (which includes shares issuable upon the exercise of the Advisory Option, the 1996 Advisory Option and the 1998 Directors Option), representing approximately 1.9% of the outstanding Common Stock.

              Irwin Lieber, by virtue of being a partner of Applewood, may be deemed to have shared power to vote and to dispose of 1,194,659 shares of Common Stock (including 382,696 shares issuable upon the conversion of the Series C Preferred Stock), representing approximately 25.2% of the outstanding Common Stock. Irwin Lieber has sole power to vote and to dispose of 77,944 shares of Common Stock (which includes shares issuable upon the exercise of the Advisory Option, the 1996 Advisory Option of the 1998 Directors Option), representing approximately 1.8% of the outstanding Common Stock.

              Barry Fingerhut, by virtue of being a partner of Applewood, may be deemed to have shared power to vote and to dispose of 1,194,659 shares of Common Stock (including 382,696 shares issuable upon the conversion of the Series C Preferred Stock), representing approximately 25.2% of the outstanding Common Stock. Barry Fingerhut has sole power to vote and to dispose of 31,040 shares of Common Stock, representing approximately 0.7% of the outstanding Common Stock.

              Seth Lieber, by virtue of being a general partner of Applewood, may be deemed to have shared power to vote and to dispose of 1,194,659 shares of Common stock (including 382,696 shares issuable upon the conversion of the Series C Preferred Stock), representing approximately 25.2% of the outstanding Common Stock. Seth Lieber has sole power to vote and to dispose of 4,656 shares of Common Stock, representing approximately 0.1% of the outstanding Common Stock.

              Jonathan Lieber, by virtue of being a general partner of Applewood, may be deemed to have shared power to vote and to dispose of 1,194,659 shares of Common stock (including 382,696 shares issuable upon the conversion of the Series C Preferred Stock), representing

                                   - 19 of 26-
approximately 25.2% of the outstanding Common Stock. Jonathan Lieber has sole power to vote and to dispose of 3,104 shares of Common Stock, representing approximately 0.1% of the outstanding Common Stock.

              The Fund has sole power to vote and to dispose of 41,128 shares of Common Stock, representing approximately .9% of the outstanding Common Stock, and may be deemed to have shared power to vote and to dispose of 23,280 shares of Common Stock, representing approximately .5% of the outstanding Common Stock.

              Seneca has sole power to vote and to dispose of 23,280 shares of Common Stock, representing approximately .5% of the outstanding Common Stock, and may be deemed to have shared power to vote and to dispose of 41,128 shares of Common Stock, representing approximately .9% of the outstanding Common Stock.

              Marilyn Rubenstein, by virtue of being an officer of Services, may be deemed to have shared power to vote and to dispose of 64,408 shares of Common Stock, representing approximately 1.5% of the outstanding Common Stock.

              Services by virtue of being a general partner of the Fund and Seneca, may be deemed to have shared power to vote and to dispose of 64,408 shares of Common Stock, representing approximately 1.5% of the outstanding Common Stock.

              (c) The following is a description of all transactions in shares of Common Stock of the Issuer by the reporting persons identified in Item 2 of this Schedule 13D effected from September 12, 1998 through November 12, 1998, inclusive:

                                   Date of           Number of Shares       Purchase or Sale
     Name of Shareholder       Purchase or Sale     Purchased or (Sold)      Price per Share
     -------------------       ----------------     -------------------      ---------------
Applewood Associates, L.P.         11/12/98               240,000                 $6.26

               The shares of Common Stock were acquired by Applewood in the over-the-counter market.

               On October 19, 1998, Applewood loaned the Issuer $75,000 at an interest rate of 10% per annum, which note was repaid upon the consummation of the offering.

               On October 20, 1998, the Issuer entered into an agreement, effective upon the consummation of the initial public offering, with Applewood (and other holders of outstanding promissory notes), to deliver 382,696 shares of Series C Preferred Stock to Applewood in exchange for the cancellation of the promissory notes payable to Applewood, including accrued interest, of $2,009,156.

                                   - 20 of 26-

              (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

              (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

              Each of Robert Russo, William Hancock, Corey M. Horowitz, Pisces Investors, L.P., Security Partners, L.P., CMH, Kenneth Conquest and the Issuer, entered into a lock-up agreement, with Applewood as a condition of additional financing provided to the Issuer by Applewood, on May 14, 1998 (the "Lock-Up Agreement"). The Lock-Up Agreement prohibits the sale in the public market of any of the securities ( including, without limitation, securities convertible into or exchangeable for other securities, rights, options or warrants to subscribe for, purchase or otherwise acquire other securities) of the Issuer owned by each of them as of the effective date (the "Effective Date") of the Registration Statement of the Issuer relating to its initial public offering of securities, without the consent of Applewood, unless sixty (60%) percent of the Issuer's securities owned by Applewood and certain Applewood affiliates as of the Effective Date subsequently have been sold.

              The Lock-Up Agreement does not preclude any of the participating parties from selling or otherwise disposing of the Issuer's securities acquired in the public market, or privately selling or otherwise disposing of the Issuer's securities on a private basis, provided such transferee agrees in writing, to be bound by the same terms and provisions of the above-mentioned Lock-Up Agreement.

              Corey M. Horowitz, CMH, Pisces Investors L.P. and Security Partners, L.P. appointed Applewood its proxy to represent and to vote all of the shares of capital stock (Common Stock and preferred stock) on all matters coming before the shareholders of the Issuer for a vote or written consent, until the Effective Date.

              Each of the reporting persons entered into a lock-up agreement (the "Underwriter's Lock-Up"), with Whale Securities Co., L.P., the underwriter of the initial public offering. The Underwriter's Lock-Up prohibits the reporting persons from selling or otherwise disposing of any shares of Common Stock for a period of 12 months from the Effective Date or exercise any rights to cause the Issuer to register any shares of Common Stock for sale pursuant to the Securities Act of 1933, in each case, without the Underwriter's prior written consent. In addition, after the 12 month period expires, the reporting persons will not sell or otherwise dispose of, in any 3 month period, more then would be permissible under the volume limitations of Rule 144 without the Underwriter's prior written consent.

              In addition, for a period of 5 years from the Effective Date, each of the reporting persons have agreed to vote all of their shares in favor of one designee of the Underwriter to the Board of Directors.

                                   - 21 of 26-

ITEM 7.       Materials to be Filed as Exhibits

              Exhibit A. Agreement among the reporting persons by which they have agreed to file this Schedule 13D and all necessary amendments, as required by Rule 13d- 1(f).

                                   - 22 of 26-

                                    SIGNATURE

      After reasonable inquiry and to the best of his/her/its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this Schedule is true, complete and correct.

Dated: November 25, 1998
                                        APPLEWOOD ASSOCIATES, L.P.

                                        By:  Barry Rubenstein
                                           -------------------------------------
                                             Barry Rubenstein, A General Partner

                                        APPLEWOOD CAPITAL CORP.


                                        By:  Barry Rubenstein
                                           -------------------------------------
                                             Barry Rubenstein, President

                                        SENECA VENTURES


                                        By:  Barry Rubenstein
                                           -------------------------------------
                                             Barry Rubenstein, A General Partner

                                        WOODLAND VENTURE FUND


                                        By:  Barry Rubenstein
                                           -------------------------------------
                                             Barry Rubenstein, A General Partner

                                        WOODLAND SERVICES CORP.


                                        By:  Barry Rubenstein
                                           -------------------------------------
                                             Barry Rubenstein, President

                                   - 23 of 26-

                                             Barry Rubenstein
                                           -------------------------------------
                                             Barry Rubenstein

                                             Irwin Liber
                                           -------------------------------------
                                             Irwin Lieber

                                             Barry Fingerhut
                                           -------------------------------------
                                             Barry Fingerhut

                                             Marilyn Rubenstein
                                           -------------------------------------
                                             Marilyn Rubenstein

                                             Seth Lieber
                                           -------------------------------------
                                             Seth Lieber

                                             Jonathan Lieber
                                           -------------------------------------
                                             Jonathan Lieber


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                                   - 24 of 26-

                                 JOINT FILING AGREEMENT

      In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $.01 per share, of NETWORK - 1 SECURITY SOLUTIONS, INC. and that this Agreement be filed as an Exhibit to such statement on Schedule 13D.

      IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 25th day of November, 1998.

                                        APPLEWOOD ASSOCIATES, L.P.


                                        By:  Barry Rubenstein
                                           -------------------------------------
                                             Barry Rubenstein, A General Partner

                                        APPLEWOOD CAPITAL CORP.


                                        By:  Barry Rubenstein
                                           -------------------------------------
                                             Barry Rubenstein, President

                                        SENECA VENTURES


                                        By:  Barry Rubenstein
                                           -------------------------------------
                                             Barry Rubenstein, A General Partner

                                        WOODLAND VENTURE FUND


                                        By:  Barry Rubenstein
                                           -------------------------------------
                                             Barry Rubenstein, A General Partner

                                        WOODLAND SERVICES CORP.


                                        By:  Barry Rubenstein
                                           -------------------------------------
                                             Barry Rubenstein, President

                                   - 25 of 26-

                                             Barry Rubenstein
                                           -------------------------------------
                                             Barry Rubenstein

                                             Irwin Liber
                                           -------------------------------------
                                             Irwin Lieber

                                             Barry Fingerhut
                                           -------------------------------------
                                             Barry Fingerhut

                                             Marilyn Rubenstein
                                           -------------------------------------
                                             Marilyn Rubenstein

                                             Seth Lieber
                                           -------------------------------------
                                             Seth Lieber

                                             Jonathan Lieber
                                           -------------------------------------
                                             Jonathan Lieber

                                   - 26 of 26-